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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                                HNC SOFTWARE INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   40425P 107
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                                 (CUSIP Number)

                                Robert L. Kaaren
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 3200 ParkCenter Drive, Suite 500, Costa Mesa, California 92626, (714) 481-5200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 28, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 40425P 107               Schedule 13D               Page 2 of 4 pages

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1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Robert Lee Kaaren, SSN: ###-##-####

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]
                                                               (b)   [ ]

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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS*

         Exchange of Shares in Connection with Merger of CompReview, Inc. with FW1 Acquisition Corp., a subsidiary of HNC Software Inc.

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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                          [ ]

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           7        SOLE VOTING POWER          2,442,780 shares
NUMBER OF                  _____________________________________________________
SHARES                     8        SHARED VOTING POWER                0 shares
BENEFICIALLY               _____________________________________________________
OWNED BY EACH              9        SOLE DISPOSITIVE POWER      2,442,780 shares
REPORTING                  _____________________________________________________
PERSON WITH                10       SHARED DISPOSITIVE POWER            0 shares
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,442,780
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 9.99%
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14)      TYPE OF REPORTING PERSON*

         IN
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CUSIP NO. 40425P 107                Schedule 13D              Page 3 of 4 pages

Item 1.  Security and Issuer

         This statement relates to the shares of common stock, $.0001 par value per share (the "Shares") of HNC Software Inc., a Delaware corporation (the "Issuer"). The address of the Issuer is 5930 Cornerstone Court West, San Diego, California 92121.

Item 2.  Identity and Background

         Robert Lee Kaaren is an individual. His principal business is serving as an officer of CompReview, Inc., a California corporation ("CompReview") which is engaged in the management of medical costs of workers' compensation through computer software programs. His principal address is 3200 ParkCenter Drive, Suite 500, Costa Mesa, California 92626.

         Mr. Kaaren has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Kaaren has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         Mr. Kaaren is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Kaaren obtained the Shares in exchange for his shares in CompReview, pursuant to a merger between CompReview and FW1 Acquisition Corp., a wholly-owned subsidiary of the Issuer ("FW1").

Item 4.  Purpose of Transaction.

         Mr. Kaaren obtained the Shares for investment purposes in exchange for his shares in CompReview, pursuant to a merger between CompReview and FW1.

Item 5.  Interest in Securities of the Issuer:

         Mr. Kaaren owns 2,442,780 shares of common stock of the Issuer which is approximately 9.99% of the Issuer's outstanding Common Stock. Mr. Kaaren has sole power to vote and dispose of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None.


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CUSIP NO. 40425P 107                SCHEDULE 13D              Page 4 of 4 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

                                              December 5, 1997
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                                              s/Robert Lee Kaaren
                                              ----------------------------------
                                              Robert Lee Kaaren